

Mail Stop 6010

December 14, 2007

<u>VIA U.S. MAIL and FACSIMILE</u>

Mr. Michael Rice
Chief Executive Officer & Chief Financial Officer
BioLife Solutions, Inc.
3303 Monte Villa Parkway
Suite 310
Bothell, WA 98021

> **RE:** **BioLife Solutions Inc.**
> **Form 10-KSB for the fiscal year ended December 31, 2006**
> **Filed April 2, 2007**
> **File No. 000-18170**

Dear Mr. Rice:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant